SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                                     SEC File Number 811-08865
                                                     CUSIP Number 001823202

                          NOTIFICATION OF LATE FILING

(Check One):
[  ] Form 10-K and Form 10-KSB              [  ] Form 20-FK
[  ] Form 11-K                              [  ] Form 10-Q and Form 10-QSB
[X ] Form N-SAR                             [  ] Form N-CSR

         For Period Ended:  June 30, 2003

         [  ]     Transition Report on Form 10-K
         [  ]     Transition Report on Form 20-F
         [  ]     Transition Report on Form 11-K
         [  ]     Transition Report on Form 10-Q
         [  ]     Transition Report on Form N-SAR
         [  ]     Transition Report on Form N-CSR

For the Transition Period Ended:____________________________


     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________

PART I.-REGISTRANT INFORMATION


     Full Name of Registrant (Former Name if Applicable)

                       ANZ Exchangeable Preferred Trust

     Address of Principal Executive Office (Street and Number)

                           c/o Puglisi & Associates
                         850 Library Avenue, Suite 204
                            Newark, Delaware 19715

PART II.-RULE 12b-25 (b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


_X_ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


___ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


___ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.-NARRATIVE


State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Bank of New York, Administrator of the Trust, and the Trust's independent accountants have not yet finalized the Trust's semi-annual financial statements for the period ended June 30, 2003.

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

         Upon completion of the Trust's semi-annual financial statements, the Trust's Form N-SAR and Form N-CSR will be completed and filed with the Securities and Exchange Commission.

PART IV.-OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification.

Martin Reed                     (212)             815-5347
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(Name)                          (Area code)       (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).


                     Yes                     X  No
                  ---                       ---

                  Form N-30D for the six months ended June 30, 2002

                  Form N-SAR for the year ended December 31, 2002

                  Form N-30D for the year ended December 31, 2002

                  Form N-CSR for the six months ended June 30, 2003

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                     Yes                     X  No
                 ---                        ---

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     ANZ Exchangeable Preferred Trust (Name of registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    August 12, 2003

By:        s/s  Donald J. Puglisi
         --------------------------
         Donald J. Puglisi
         Managing Trustee

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